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                                  Form N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



             NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940



                               DODGE & COX FUNDS
                               File No. 811-173
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                            NOTIFICATION OF ELECTION


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                   SIGNATURE


Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of San Francisco and the State of California on the 25th day of October 2001.


                                         Dodge & Cox Funds (on behalf of
                                         the Dodge & Cox Stock Fund, Dodge & Cox
                                         International Stock Fund, Dodge & Cox
                                         Balanced Fund and Dodge & Cox Income
                                         Fund)



                                         By /s/  HARRY R. HAGEY
                                            ------------------------
                                            Harry R. Hagey, Chairman



Attest: /s/  THOMAS M. MISTELE
        ----------------------------
        Thomas M. Mistele, Secretary